SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR JANUARY 13, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England

              (Address of Registrant's principal executive offices)


               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

           Form 20-F     x                         Form 40-F
                     ---------                               ------------

                Indicate by check mark whether the registrant by
                furnishing the information contained in this Form
                         is also thereby furnishing the
                 information to the Commission pursuant to Rule
                         12g3-2(b) under the Securities
                              Exchange Act of 1934.

              Yes                                     No           x
                     ---------                               ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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                                     Exhibit Index


Exhibit No.   Description

99.1          Press Release Dated December 11, 2002

99.2          Press Release Dated December 23, 2002

99.3          Press Release Dated January 03, 2003

99.4          Press Release Dated January 03, 2003

99.5          Press Release Dated January 10, 2003

99.6          Press Release Dated January 10, 2003

99.7          Press Release Dated January 10, 2003

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 13, 2003

                                       ALLIED DOMECQ PLC


                                       By: /s/  Charles Brown
                                           ------------------------------------
                                           Name:  Charles Brown
                                           Title: Director of Secretariat &
                                                  Deputy Company Secretary

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